[Haynes and Boone LLP letterhead]

January 10, 2007

Via Edgar Transmission

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-3 of Panda Ethanol, Inc. (the “Company”)

Ladies and Gentlemen:

Pursuant to Section 6(a) of the Securities Act of 1933, as amended, enclosed for filing is the Company’s Registration Statement on Form S-3 (the “Registration Statement”) covering offers and sales by stockholders of the Company of up to 29,866,667 shares of the Company’s common stock.

Please note that the filing fee of $35,137.09 was paid in two wire transfers to the Securities and Exchange Commission’s account with Mellon Bank in Pittsburgh, Pennsylvania as follows:

•	$22,945.37 on January 9, 2007, Fed Ref No. 20070109B6B7HU3R003525 and

•	$12,192.00 on January 10, 2006, Fed Ref No. 20070110B6B7HU3R002292.

Please contact me at (214) 651-5545 with any questions or comments regarding the filing of the Registration Statement.

Very truly yours,

/s/THOMAS H. YANG

Thomas H. Yang

Direct Phone Number: 214.651.5545

Direct Fax Number: 214.200.0641

thomas.yang@haynesboone.com